EXHIBIT 12.1

Statement of Computation of Ratio of Earnings to Fixed Charges

and Ratio of Combined Earnings to Fixed Charges and Preferred Stock Dividends

	Years Ended December 31,
	2007	2006	2005	2004	2003
Total revenue	$150,585	$137,978	$127,015	$112,842	$97,884
Operating expenses	105,203	97,505	89,990	79,135	70,738

Operating income	45,382	40,473	37,025	33,707	27,146
Gain on sale of property	139	—	—	572	182

Adjusted income before minority interests	45,521	40,473	37,025	34,279	27,328

Fixed Charges
Interest and amortization of deferred debt expense	33,855	32,534	30,207	27,022	26,573
Interest portion of rental expense	218	256	292	325	356
Capitalized Interest	2,889	3,673	3,258	3,227	1,382

Total fixed charges	36,962	36,463	33,757	30,574	28,311

Less: Capitalized Interest	(2,889)	(3,673)	(3,258)	(3,227)	(1,382)

Earnings	$79,594	$73,263	$67,524	$61,626	$54,257

Fixed charges and preferred stock dividends
Total fixed charges	36,962	36,463	33,757	30,574	28,311
Preferred stock dividends	8,000	8,000	8,000	8,000	1,244

Total fixed charges and preferred stock dividends	$44,962	$44,463	$41,757	$38,574	$29,555

Ratio of Earnings to Fixed Charges	2.15X	2.01X	2.00X	2.02X	1.92X
Ratio of Earnings to Combined Fixed Charges and Preferred Dividends	1.77X	1.65X	1.62X	1.60X	1.84X